Coca-Cola İçecek

09045664

FILE 82-35049

March 4, 2009

SUPPL

MAR 09 2009

Washington, DC
111

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on March 3, 2009.

Capital Markets Board of Turkey requested further information on the issues stated below related to Coca-Cola İçecek A.Ş.'s (CCI) announcement dated February 18, 2009 regarding the share purchase in Turkmenistan.

Rationale of the purchase: CCI Board of Directors decided to increase its existing shareholding in Turkmenistan Coca-Cola Bottlers Ltd (TCCB) by purchasing 13.75% of the shares of The Coca-Cola Export Corporation (TCCEC) and 12.50% of the shares of Day Investments Ltd in TCCB, for an amount of USD2.2 million and USD2 million, respectively, in accordance with the Board of Directors' decisions dated December 25, 2007 and May 27, 2008, as announced to the public on December 26, 2007 and May 28, 2008. The acquisitions were finalized based on these decisions.

Principles related to the acquisition of shares: Share purchase price was paid in cash on 18 February 2009.

The amount of the payment to TCCEC subject to the transaction: USD2.2 million was paid to TCCEC for purchase of the said shares.

Direct or indirect relation between CCI and the seller sides on management, auditing and capital base and if there is a relation, the nature of the relation: There is no direct or indirect relation between Day Investments Ltd and CCI on the issues related to management, auditing and capital base. The other seller, TCCEC, owns 20.1% of CCI's shares.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68 www.cci.com.tr

Coca-Cola İçecek

For the acquisition transactions, whether there is a report constituting the principles of the calculation of the transaction price or not; if there is report, information regarding the results stated in the report: According to the independent valuation report prepared by İş Yatırım, a valuation range of USD15-17 million was determined. As a result of the bilateral negotiations, the transaction amount was determined as USD16 million for both acquisitions from Day Investments Ltd and TCCEC.

If the principles of purchase transactions for Day Investments Ltd. differ from the principles stated in the announcement dated May 28, 2008, if there is no change, information regarding the results of the report stated in the announcement dated May 28, 2008: The principles of transaction made with Day Investments Ltd is the same as announced to the public on May 28, 2008 and there is no change. According to independent valuation report prepared by İş Yatırım, a price range of USD15-17 million was determined. As a result of the bilateral negotiations, the amount was determined as USD16 million for both transactions.

The ratio of purchasing price, separately and totally, to the tangible assets, total assets and gross sales in the last year's financial statement: In 2007 audited consolidated Balance Sheet of CCI prepared according to the CMB Communiqué Serial XI, No: 29, tangible assets are 838,793,000TL and total assets are 1,677,055,000TL. In the 2007 consolidated Income Statement, gross sales are 2,677,215,000TL. The ratios of the purchase value of the shares bought from TCCEC to the tangible assets, total assets and gross sales declared in 2007 financial statements are 0.44%, 0.22% and 0.14% respectively; the ratios of the purchase value of the shares bought from Day Investments Ltd to the tangible assets, total assets and gross sales are 0.40%, 0.20% and 0.13% respectively; and the ratios of the purchasing value of the shares in total are 0.85%, 0.42% and 0.26%. (In calculations, Central Bank of Republic of Turkey's bid rate on February 18, 2009 USD/TL1.6888 is used.)

The dates of the purchase transactions as stated in the special case announcements dated December 12, 2007 and May 28, 2008: Both purchase transactions stated in the special case announcements dated December 26, 2007 and May 28, 2008 were completed on February 18, 2009.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

COCA-COLA İÇECEK A.Ş.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68 www.cci.com.tr